FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

CERTAIN CONFIDENTIAL INFORMATION HAS BEEN OMITTED FROM THIS LETTER PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER 17 C.F.R. § 200.83. THE OMITTED PORTIONS OF THIS LETTER, SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION, ARE DESIGNATED BY THE SYMBOL “[*]”.

November 23, 2015

VIA EDGAR AND HAND DELIVERY

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35784

Dear Ms. Raminpour:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. (“Norwegian,” the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 9, 2015 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2014 Form 10-K and all page number references used herein refer to the page numbers in the 2014 Form 10-K.

Because of the commercially sensitive nature of the information contained herein and in the Supplemental Material (as defined below) delivered separately to the Staff as indicated herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this response letter and of the Supplemental Material under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

As indicated below, we are providing the documents in Appendices 1 through 5 (the “Supplemental Material”) to the Commission on a supplemental basis and request that such Supplemental Material be promptly returned to us following your review as permitted by Rule 12b-4 under the Securities Exchange Act of 1934. The Supplemental Material should be returned to Norwegian Cruise Line Holdings Ltd., 7665 Corporate Center Drive, Miami, Florida 33126, Attention: Wendy A. Beck, Executive Vice President and Chief Financial Officer. In this regard, we have included a prepaid shipping form properly addressed to Ms. Beck that the Staff may use to return the Supplemental Material to us.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions of this response letter, (b) the Supplemental Material and (c) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-001

7665 Corporate Center Drive	Miami, Florida 33126	Tel. 305.436.4000

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

Rule 83.

In accordance with Rule 83, this response letter and the Supplemental Material has also been clearly marked with the legend “Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.” and each page is marked for the record with the identifying numbers and code “NCLH-001” through “NCLH-007” (in the case of the Response Letter) and “NCLH-008” through “NCLH-052” (in the case of the Supplemental Material).

Form 10-K (Fiscal Year Ended December 31, 2014)

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Tradenames, page F-9

1. Please provide us with an organizational chart which includes all individuals that report directly to the CEO (CODM). Please include a description of the roles of these individuals and discuss why you have organized the business as three operating segments. As part of your response, please tell us why your three operating segments are based on brand versus geographical region. Please refer to ASC 280-10-50-6.

Response:

As noted in ASC 280-10-50-1, an operating segment is a business activity for which discrete financial information is available that is regularly reviewed by the CODM. The CODM receives financial information, consolidated and by brand, that is used to review the performance of the Company’s actual results, including by brand against the budget and prior year results, and to make decisions about resource allocation (see Appendix 4). For revenue performance, this data is reviewed with Andrew Stuart, the President and COO of Norwegian, Jason Montague, President and COO of Oceania and Regent and Howard Sherman, EVP of Revenue Management. Cruise operating expenses are reviewed with Robin Lindsay, the EVP of Vessel Operations. These four individuals represent our segment managers.

While the CODM also receives certain revenue information (including forward looking data regarding the booking status of future cruises) by ship and geographical region, this information does not include a measure of profitability. As the geographical and ship based information provided to the CODM is focused solely on revenue information, these are not considered operating segments.

The Company’s organizational chart has been included as Appendix 1. A description of the roles of individuals that report directly to our CEO is as follows:

•	President and COO, Norwegian Cruise Line - Leads sales, marketing and public relations for Norwegian, including inbound and outbound call centers (segment manager).

•	President and COO, Oceania Cruises and Regent Seven Seas Cruises - Leads sales, marketing and public relations for Oceania and Regent, including inbound and outbound call centers (segment manager).

•	Vice Chairman, Oceania Cruises and Regent Seven Seas Cruises - Provides guidance to business leaders supporting sales, marketing and international business development for Norwegian, Oceania and Regent.

•	EVP and Chief Financial Officer - Responsible for accounting, finance, treasury, strategic planning, investor relations, legal, information technology and corporate human resources globally for Norwegian, Oceania and

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-002

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

Regent.

•	EVP, Revenue Management - Responsible for revenue management, air operations, charter sales and marketing analytics for Norwegian, Oceania and Regent (segment manager).

•	EVP, Supply Chain & Logistics Management - Oversees purchasing and logistics functions for Norwegian, Oceania and Regent. Also supports construction management needs of corporate offices, which accommodate Norwegian, Oceania and Regent personnel.

•	EVP, International Business Development - Leads international sales and marketing teams internationally for Norwegian, Oceania and Regent, including offices in Brazil, United Kingdom, Germany, Australia, Hong Kong and China.

•	EVP, Vessel Operations - Responsible for hotel and marine operations, itinerary planning, destination services, onboard revenue, newbuilds, out island operations, vessel refurbishment and fleet personnel of Norwegian, Oceania and Regent vessels (segment manager).

•	SVP, Destination & Strategic Development - Responsible for development of destination partnerships and real estate ventures for Norwegian, Oceania and Regent.

•	Executive Assistant & Sr. Director Corporate Operations – Executive assistant to the CEO and responsible for the management of our corporate facilities, which accommodate Norwegian, Oceania and Regent personnel.

2. Please provide us with the financial and non-financial information that is provided to the CEO on a regular or recurring basis in order to make decisions regarding the allocation of resources and assessment of performance. Please tell us if your organizational structure has profitability centers at other than the consolidated level and tell us who oversees the daily management function and who reviews the segment or other disaggregated operating results on a regular basis.

Response:

On a daily basis, the CEO receives a report summarizing net ticket revenue, passenger occupancy and net per diem information for future bookings by operating segment, which is included as Appendix 2. Net ticket revenue is defined as passenger ticket revenue less commission, transportation and other, Occupancy Percentage is defined as the ratio of Passenger Cruise Days to Capacity Days and net per diem is defined as net ticket revenue divided by Passenger Cruise Days.

On a weekly basis, the CEO receives a report summarizing future bookings by revenue, load factor and per diem information for each operating segment, ship, and geographical region, which is included as Appendix 3. The current revenue is comprised of cruise and air revenues less air costs and certain other shore excursion and hotel costs for future bookings. Load factor has the same meaning as Occupancy Percentage defined above and the current load factor in Appendix 3 represents the bookings on future cruises as of a given week. Current per diem is current revenue divided by Passenger Cruise Days.

On a monthly basis, the CEO receives financial results on a consolidated basis and by brand, which is included in Appendix 4. This information includes revenue and our measures of operating performance by brand. This financial information is considered our CODM package.

On a quarterly basis, the CEO receives a “Heat Map,” which shows Occupancy Percentages and net per diem for

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-003

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

historical and future bookings by operating segment and geographical region, which is included as Appendix 5.

We do not have any other profitability centers other than the consolidated level.

3. Please tell us how your budgets are prepared, including who approves the budgets at each step of the process and what involvement your CODM has in developing the budgets and making resource allocation decisions within the budgets.

Response:

General guidelines for revenue and expense budgeting are created by the Financial Planning and Analysis (“FP&A”) team, approved by senior management including the CODM and are provided to each operational area in the Company along with a timeline. These guidelines are steered overall with NCLH growth as the primary objective.

Revenue budgets are prepared by the EVP of Revenue Management and are driven by itineraries and pricing. Operating expenses are budgeted by the respective department head responsible for managing those costs and are based on the relevant driver. For example, itinerary is the driver for port expenses and fuel, but crew payroll and maintenance are based on the ship characteristics. Advertising and depreciation costs are budgeted by brand, while salaries and administrative expenses are budgeted at the corporate level.

Once the budget is submitted, the FP&A team analyzes each budget and prepares the consolidated budget which is then provided along with the department budgets for final approval to the CODM.  If further changes to the budget are required, each department will resubmit the budget in line with the CODM’s direction. After all budgets have been reviewed and approved, the budget is then submitted to the Board of Directors for approval.  Upon approval by the Board of Directors, a communication is sent to each department that the budget has been approved.

4. Describe to us the basis of compensation for each of the individuals that reports directly to the CODM.

Response:

Our compensation program is designed to encourage our management team to achieve our short-term and long-term business objectives and increase long-term shareholder value by linking management’s compensation to NCLH’s performance on a consolidated level.

Each of the CEO’s direct reports is eligible to receive the following types of compensation: (i) base salary commensurate with expertise, experience, tenure and scope of responsibility, (ii) annual incentive cash bonus and (iii) equity awards. The Company also provides medical benefits, 401(k) retirement benefits, and certain perquisites, including car allowances, and, for one of the CEO’s direct reports, legacy non-qualified deferred compensation plans.

The Company’s Compensation Committee sets annual incentive cash bonus targets for management which are based on NCLH achieving certain consolidated Adjusted EPS and return on invested capital targets. Following the determination of NCLH’s consolidated audited results for the year, incentive cash bonuses for that year are paid to management, which includes all of the CEO’s direct reports, if the consolidated targets have been met.

The Company’s Compensation Committee also annually determines the type and number of equity awards that will be granted to management, which includes all of the CEO’s direct reports. The grants are based on position-level within the Company rather than individual contributions; so for example, all Executive Vice Presidents will receive the same award.

5. We note from your response that there are a number of households on Norwegian’s and Prestige’s customer lists that have cruised both with Norwegian and Prestige. Please provide us with the percentage of historic NCL customers

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-004

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

that have sailed on Regent or Oceania and also the number of historic Regent and Oceania customers that have also sailed on NCL.

Response:

Our crossover numbers are based upon research performed prior to the Acquisition of Prestige and will grow significantly with the sharing of customer databases. The number of households on our customer lists that have sailed on both Prestige and Norwegian is [*].  Given there are [*] households on the Prestige customer list and [*] on the Norwegian customer list, the [*] households that have sailed on both Prestige and Norwegian represents approximately [*]% and [*]% of the households on the customer lists of Prestige and Norwegian, respectively.

6. For each of your brands, please tell us the average age and income demographics of your customers, on a quarterly basis if possible. Please explain significant quarterly variances in revenue and/or age, if any. Also, with respect to “the Haven” on the Norwegian brand, please provide to us insight into the significance of that offering to the Norwegian segment’s revenues and profits.

Response:

We do not request income data when creating a reservation. Some information has been provided by Norwegian guests voluntarily through a guest satisfaction survey; however, the accuracy of the data cannot be ensured and there is no data for comparison from our Prestige guests. As such, we are not including any average income data. The following table is a comparison by quarter of the average age of double occupancy guests by operating segment. Double occupancy is used in determining average ages as we offer promotions whereby third and fourth guests may sail for free or for a significantly reduced rate. This drives the occupancy level of our ships but does not drive significant incremental revenues and is also why we review revenue on a yield basis rather than a passenger day basis. It is a more relevant metric to our performance against expectations.

(in years)	Norwegian	Oceania	Regent
Fourth quarter of 2014	[*]	[*]	[*]
First quarter of 2015	[*]	[*]	[*]
Second quarter of 2015	[*]	[*]	[*]
Third quarter of 2015	[*]	[*]	[*]

Our business is seasonal based on the demand for cruises. Historically, the seasonality of the North American cruise industry generally results in the greatest demand for cruises during the Northern Hemisphere’s summer months, which includes a greater number of children onboard. This leads to lower average ages during the second and third quarters across all three operating segments.

We do not maintain financial data for the Haven at a profit level. This would require that certain expenses be allocated for a profit to be calculated and we currently do not perform such calculations. As such, only revenue information is being provided for The Haven. The Haven staterooms are significant to the Norwegian brand as these luxury suites demand a [*]% higher per diem, on average, than a non-Haven stateroom. On average, The Haven historically represents [*]% of the net ticket revenues on those ships that include The Haven and [*]% of Norwegian’s total net ticket revenue calculated since the beginning of 2013. The aggregate net ticket revenue of all Norwegian suites, which includes The Haven and the largest accommodations at sea, represents [*]% of Norwegian’s total net ticket revenue for the same period. The annual net ticket revenues earned from The Haven and the aggregate berths in The Haven approximate that of an individual Oceania or Regent ship.

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-005

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

7. As the Form 10-K indicates that Regent and Oceania have extended lengths of cruises, please tell us if these two brands would have longer operating cycles or seasons than that of the Norwegian brand, which has shorter lengths of cruises. Also, please tell us the average length of a cruise (in days) for each of the three brands.

Response:

Although the brands have differing lengths of cruises, the operating seasons of our three operating segments are the same. As noted in the response above to question 6, the seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months. This is primarily related to the weather conditions around the globe. Certain itineraries (for example, Alaska and the Baltic region) have short seasons influenced by the cold or icy conditions during the winter months as well as rougher waters. These conditions create the need to reposition the ships to more temperate climates, such as the Caribbean, during the winter.

The following is a comparison of the weighted average length of cruise (in days) by operating segment.

(in days)	Norwegian	Oceania	Regent
Average length of cruise	[*]	[*]	[*]

8. We note that there is some crossover with respect to the destinations that each of the lines sail to. However, we also note that the more exotic locations are primarily served by Oceania and Regent while the majority of Norwegian operates closer to the United States in areas such as the Caribbean, Bahamas and Bermuda. Please tell us the consideration given to differences in geographic destinations of Norwegian, Oceania and Regent as part of the qualitative factors supporting aggregation.

Response:

Our three operating segments currently offer cruises to over 520 ports around the world and have planned over [*] calls to these ports. Of these ports, [*] ports are visited by all three operating segments and another [*] ports are visited by both Norwegian and either Oceania or Regent. The calls to these shared ports make up approximately [*]% of our over [*] total port calls. Approximately [*]% of ports are only visited once and make up less than [*]% of our calls. As the ports where cross over is seen constitute a significant majority of our business, we considered this to be supportive of the aggregation of the operating segments.

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Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-006

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If you have any questions regarding the Company’s responses, please contact either me at (305) 436-4098 or David Sprechman, Senior Vice President and Chief Accounting Officer at (305) 468-2409.

Respectfully submitted,

By:	/s/Wendy A. Beck
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

cc:	Frank J. Del Rio, President and Chief Executive Officer

Daniel S. Farkas, Esq., Senior Vice President and General Counsel

David Sprechman, Senior Vice President and Chief Accounting Officer

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-007